


SEC  04016811  JMMISSION
Washington, D.C. 20549


VF 5-13-04

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8- 47779 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/03 _____ AND ENDING _____ 12/31/03 _____
                                 MM/DD/YY                                   MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westbourne Investments Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

2 Colonial Place          2101 Wilson Boulevard, Ste 525
(No. and Street)

Arlington          Virginia          22201
(City)                   (State)                  (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wilfred Goodwyn, Chairman & CEO          (703) 294-6880
                                                                 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Soza Associates, P.C.
(Name – if individual, state last, first, middle name)

7535 Little River Tnpk, Suite 203     Annandale          VA          22003
(Address)                 (City)                  (State)            (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, ___Wilfred Goodwyn_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Westbourne Investments, Inc._____ , as of __December 31_____ , 2003_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
'Signature

_____ Title

_____
Notary Public

This report ** contains (check all applicable boxes):
X  (a) Facing Page.
X  (b) Statement of Financial Condition.
X  (c) Statement of Income (Loss).
X  (d) Statement of Changes in Financial Condition.
X  (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X  (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X  (g) Computation of Net Capital.
   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
   (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X  (l) An Oath or Affirmation.
   (m) A copy of the SIPC Supplemental Report.
X  (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING SCHEDULE 1 - COMPUTATION
OF NET CAPITAL

WESTBOURNE INVESTMENTS, INC.

December 31, 2003 and 2002

# Table of Contents



**Soza**
**Associates, P.C.**
Certified Public Accountants
Count on Smarter Solutions

## <u>Report of Independent Certified Public Accountants</u>

Board of Directors
Westbourne Investments, Inc.

We have audited the accompanying statements of financial condition of Westbourne Investments, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Westbourne Investments, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Soza Associates, P.C.*

Annandale, Virginia
January 20, 2004

## Westbourne Investments, Inc.
## STATEMENTS OF FINANCIAL CONDITION
### December 31, 2003 and 2002

**ASSETS**

|  | 2003 | 2002 |
|---|---|---|
| Cash and cash equivalents | $ 82,413 | $ 95,041 |
| Employee advances | 200 | - |
| Rent receivable | 260 | - |
| Prepaid NASD fees | 1,420 | 1,660 |
| Prepaid insurance | 16,098 | 8,916 |
| Furniture and equipment, at cost, less accumulated depreciation and amortization of $30,604 in 2003 and $38,920 in 2002 | 4,599 | 5,422 |
| Due from Westbourne Associates, Inc. | 13,967 | 598 |
| Deposits | 7,764 | 12,239 |
| Expected income tax recovery | - | 1,500 |
| Total assets | $126,721 | $125,376 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

|  | 2003 | 2002 |
|---|---|---|
| Accounts payable, accrued payroll, and other liabilities | $ 28,589 | $ 26,007 |
| Deferred income taxes payable | 700 | - |
| Rent deposit payable | 1,473 | - |
| Total liabilities | 30,762 | 26,007 |
| Stockholders' equity | | |
| Common stock - authorized, 1,000 shares of $.01 par value; issued and outstanding 79 shares | 1 | 1 |
| Additional contributed capital | 42,499 | 42,499 |
| Retained earnings | 53,459 | 56,869 |
| Total stockholders' equity | 95,959 | 99,369 |
| Total liabilities and stockholders' equity | $126,721 | $125,376 |

The accompanying notes are an integral part of these financial statements.

# Westbourne Investments, Inc.
## STATEMENTS OF OPERATIONS
### Years Ended December 31, 2003 and 2002

|  | 2003 | 2002 |
|---|---|---|
| **REVENUES** | | |
| Management fees | $549,742 | $696,859 |
| Commissions | 9,464 | 15,148 |
| Interest and dividends | 1,126 | 1,139 |
| Total revenues | 560,332 | 713,146 |
| **EXPENSES** | | |
| Employee compensation and benefits | 447,214 | 548,246 |
| Occupancy and related costs | 47,306 | 68,457 |
| Depreciation and amortization | 3,254 | 4,066 |
| General and administrative | 75,973 | 111,299 |
| Interest | 8 | 235 |
| Total expenses | 573,755 | 732,303 |
| Loss before income taxes | (13,423) | (19,157) |
| **PROVISION FOR INCOME TAXES** | | |
| Deferred tax expense | 700 | 4,100 |
| Income tax refund | (10,713) | (1,500) |
| Total provision for income taxes | (10,013) | 2,600 |
| Net loss | $ (3,410) | $(21,757) |

The accompanying notes are an integral part of these financial statements.

**Westbourne Investments, Inc.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**Years Ended December 31, 2003 and 2002**

| | Issued Common Shares | Par Value of Common Stock | Additional Contributed Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance at December 31, 2001 | 85 | $1 | $42,499 | $ 78,626 | $121,126 |
| Net loss | - | - | - | (21,757) | (21,757) |
| Balance at December 31, 2002 | 85 | 1 | 42,499 | 56,869 | 99,369 |
| Net loss | - | - | - | (3,410) | (3,410) |
| Cancellation of common shares | (6) | - | - | - | - |
| Balance at December 31, 2003 | 79 | $1 | $42,499 | $ 53,459 | $ 95,959 |

The accompanying notes are an integral part of these financial statements.

4

# Westbourne Investments, Inc.
## STATEMENTS OF CASH FLOWS
### Years Ended December 31, 2003 and 2002

|  | 2003 | 2002 |
|---|---|---|
| Increase (Decrease) In Cash And Cash Equivalents |  |  |
|  |  |  |
| Cash flows from operating activities: |  |  |
| Net loss | $ (3,410) | $(21,757) |
| Adjustments to reconcile net earnings (loss) |  |  |
| to cash provided by operating activities: |  |  |
| Depreciation and amortization | 3,254 | 4,066 |
| Deferred income taxes | 700 | 4,100 |
| Change in assets and liabilities: |  |  |
| Decrease (increase) in income tax receivable | 1,500 | (1,500) |
| Increase in rent receivable | (260) | - |
| Increase in employee advances | (200) | - |
| Decrease (increase) in prepaid expenses | (6,942) | 8,016 |
| Decrease in prepaid taxes | - | 10,000 |
| Increase in due from Westbourne |  |  |
| Associates, Inc. | (13,369) | (598) |
| Decrease in deposits | 4,475 | - |
| Increase in accounts payable and accrued |  |  |
| payroll | 2,582 | 1,153 |
| Increase in rent deposit payable | 1,473 | - |
|  | (6,787) | 25,237 |
|  |  |  |
| Net cash provided by (used in) operating activities | (10,197) | 3,480 |
|  |  |  |
| Cash flows from investing activities: |  |  |
| Purchase of property and equipment | (2,431) | - |
|  |  |  |
| Net increase (decrease) in cash and cash equivalents | (12,628) | 3,480 |
|  |  |  |
| Cash at beginning of year | 95,041 | 91,561 |
|  |  |  |
| Cash at end of year | $ 82,413 | $ 95,041 |
|  |  |  |
| Supplemental disclosures: |  |  |
| Cash paid during the year for: |  |  |
| Interest | $ - | $ 287 |
| Income taxes | $ - | $ - |

The accompanying notes are an integral part of these financial statements.

# Westbourne Investments, Inc.
## NOTES TO FINANCIAL STATEMENTS
### December 31, 2003 and 2002

## NOTE A - BUSINESS

Westbourne Investments, Inc. (the "Company") is engaged primarily in investment management services and sales of variable annuity contracts. The majority of the accounts serviced are individual portfolios and portfolios of retirement programs such as 401(k) plans. The Company is a registered broker-dealer and investment advisor. The Company does not handle customers' funds or securities.

The Company is a majority-owned subsidiary of Westbourne Associates, Inc. ("Associates"). For the years ended December 31, 2003 and 2002, the Company incurred a management fee to Associates amounting to $0 and $30,000, respectively. This fee was reflected as an expense against operations on the accompanying statement of operations for the year ended December 31, 2002.

## NOTE B - BASIS OF ACCOUNTING

Accounts are reported on the accrual basis in accordance with accounting principles generally accepted in the United States of America. Estimates are used in the preparation of financial statements. Actual results could differ from those estimates. Statements of cash flows do not include highly liquid marketable securities with cash. Trading securities are recorded at market; unrealized gains or losses are included in the determination of net earnings. Realized gains or losses are reported in earnings based on purchase price of the specific security sold. Management fees are reported as revenues when earned. Commissions from sales of annuity contracts are recorded as income when the Company is informed by the various issuers that the commissions are earned. Depreciation and amortization are provided in amounts sufficient to recover cost over estimated service lives of 5 to 10 years using the straight-line method. Certain charges to earnings and items of income differ as to timing from those reported for tax purposes. The tax effects of these differences are recorded as deferred income taxes. Current deferred income taxes result primarily from reporting taxable income on the cash basis of accounting which gives rise to temporary differences between the financial statements and the tax return. The parent company filed a consolidated income tax return in 2002 and the parent company intends to consolidate the company in its return for 2003. In this connection, the parent company has refunded to the company refunds of estimated taxes made in 2002 and has submitted to the company the estimated tax benefit for losses used. These monies are reflected in the accompanying statement of operations for the year ended December 31, 2003 as a current income tax benefit. Net earnings equaled comprehensive income.

6

## NOTE C - PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and consists of the following:

|  | 2003 | 2002 |
|---|---|---|
| Computer and equipment | $23,117 | $33,018 |
| Furniture | 12,086 | 9,655 |
| Software | - | 1,669 |
|  | 35,203 | 44,342 |
| Less accumulated depreciation | 30,604 | 38,920 |
|  | $ 4,599 | $ 5,422 |

## NOTE D - RETIREMENT PLAN

The Company sponsors a Simplified Employee Pension Plan (SEP) for the benefit of all full-time employees. The Company makes discretionary contributions to the Plan. The Company has not made, nor indicated a contribution for the years ended December 31, 2003 and 2002.

## NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company subleases office space under an operating lease expiring in 2005. The Company remitted a cash security deposit in the amount of $4,464 for the office space sublease. The current minimum base rent is $4,464 per month. Rent expense for the years ended December 31, 2003 and 2002 totaled $47,306 and $68,457, respectively. The minimum rental commitments under the operating lease are as follows:

Year Ending December 31,

| | |
|---|---|
| 2004 | $55,000 |
| 2005 | 18,570 |
| Total | $73,570 |

The Company sub-leases part of this office space under an operating lease expiring in 2005. The Company received a cash security deposit in the amount of $1,473. The current base rent the company receives is $1,473 monthly.

**Westbourne Investments, Inc.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2003 and 2002**

## NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company maintains net capital in excess of its required minimum and makes necessary changes as needed to correct any deficiencies to minimum net capital requirements. The Company qualifies for an exemption from SEC Rule 15c3-3 because it only engages in the investment advisory business and selling variable annuities. The Company operates pursuant to K. Exchange Act Record Keeping Rules, Item (1).

## NOTE G - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no liabilities subordinated to claims of general creditors at December 31, 2003 and 2002.

# SUPPLEMENTAL INFORMATION



**Soza Associates, P.C.**
Certified Public Accountants
Count on Smarter Solutions

## Independent Auditors' Report on Internal Control Structure
## Required by SEC Rule 17a-5

Board of Directors
Westbourne Investments, Inc.

In planning and performing our audit of the financial statements of Westbourne Investments, Inc., (the Company) for the year ended December 31, 2003, we consider its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Security and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and proceedings were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goza Associates, P.C.

Annandale, Virginia
January 20, 2004

# WESTBOURNE INVESTMENTS INC.

## FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | AS OF | 12/31/2003 |
| --- | --- | --- |

### COMPUTATION OF NET CAPITAL

| | | |
| --- | --- | --- |
| 1 Total ownership equity from Statement of Financial Condition | | 95,958 |
| 2 Deduct ownership equity not allowed for Net Capital | | |
| 3 Total ownership equity qualified for Net Capital | | 95,958 |
| 4 Add | | |
| A - Liabilities subordinated to claims of general creditors allowable in computation of net capital | | 0 |
| B - Other (deductions) oe allowable credits | | |
| 5 Total capital and allowable subordinated liabilities | | 95,958 |
| 6 Deductions and/or changes: | | |
| A - Total nonallowable assets from Statement of Financial Condition | (44,307) | |
| B - Secured demand note deficiency | | |
| C - Commodity futures contracts and spot commodities proprietary capital charges | | |
| D - Other deductions and/or charges | | (44,307) |
| 7 Other additions and/or allowable credits (List) | | |
| 8 Net capital before haircuts on security positions | | 51,651 |
| 9 Haircuts on securities (computed where applicable pursuant to 15c3-1(f): | | |
| A - Contractual securities commitments | | |
| B - Subordinated securities borrowings | | |
| C - Trading and investment securities: | | |
| 1 Exempted securities | | |
| 2 Debt securities | | |
| 3 Options | | |
| 4 Other securities - 2% of brokerage including money market | (621) | |
| D - Undue Concentration | | |
| E - Other (List) | | (621) |
| 10 Net Capital | | 51,031 |

| | |
| --- | --- |
| Equipment (net) | 4,599 |
| Employee Advance | 200 |
| Rent receivable | 260 |
| Prepaid expenses | 17,517 |
| Due from Westbourne Associates Inc. | 13,967 |
| NASD Stock deposit | 3,300 |
| Rent deposit | 4,464 |
| Total | 44,307 |

| | |
| --- | --- |
| Schwab 3809 | 28,677 |
| Schwab 3810 | 2,357 |
| Total | 31,035 |

| | |
| --- | --- |
| 2% of total brokerage | 621 |

Prepared by Lisa A. Felts 2/25/2004 FOCUS. 12.31.03.xls

**Note>** The information above agrees to the financial data reflected in the accompaning audited financial statements and consequently there were no differences between the information on the schedule and the audited financial statements.